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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Information to Be Included in Statements Filed Pursuant
To Rule 13d-(a) and Amendment Thereto Filed Pursuant to Rule 13d-2(a)

Delano Technology Corporation
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

23785M 10 5
(CUSIP Number)

Jude M. Sullivan, Senior Vice President, General Counsel and Secretary
divine, inc.
1301 North Elston Avenue Chicago, Illinois 60622
(630) 799-7500
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2002
(Date of Event That Requires Filing of This Statement)

        If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23785M 10 5	13D	Page 2 of 7 Pages

(1)	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
divine, inc. I.R.S. Identification No.: 36-4301991

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	of a Group (See Instructions)	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER

		(8)	SHARED VOTING POWER
5,711,078 (1)

		(9)	SOLE DISPOSITIVE POWER

		(10)	SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,711,078 (1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.2%

(14)	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) See Items 3 and 4 below.

ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D (this "Statement") relates to the common shares, no par value (the "Common Shares"), of Delano Technology Corporation, an Ontario corporation (sometimes referred to herein as "Issuer" or "Delano"). The principal executive offices of Delano are located at 302 Town Centre Boulevard, Markham, Ontario, Canada L3R 0E8.

ITEM 2. IDENTITY AND BACKGROUND

          (a).  The name of the person filing this statement is divine, inc., a Delaware corporation ("divine" or the "Reporting Person").

          (b).  The address of the Reporting Person's principal business is 1301 North Elston Avenue, Chicago, Illinois 60622.

          (c).  divine is an enterprise solutions company delivering a combination of Web-based technology, professional services, and managed applications capabilities designed to allow clients to deploy advanced enterprise solutions that are integrated with their business strategies and existing software and technical systems.

          (d).  Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(d).

          (e).  Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(e).

          (f).  To the Reporting Person's knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

        Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of divine as of the date hereof.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        As an inducement for divine to enter into the Combination Agreement and the Plan of Arrangement described in Item 4 of this Statement and in consideration thereof, each of Carida Investments Inc., GHI Limited Partnership, and Vikas Kapoor (collectively, the "Shareholders"), each a shareholder of Delano, entered into a shareholder voting agreement (the "Shareholder Agreement") with divine, filed herewith as Exhibit 2. divine did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Shareholder Agreement. In addition, the Shareholders granted divine an irrevocable proxy and a power of attorney with respect to the shares covered by the Shareholder Agreement.

ITEM 4. PURPOSE OF TRANSACTION

        (a) - (b).On March 12, 2002, divine entered into a definitive agreement (the "Combination Agreement") between divine and Delano pursuant to which Delano agreed to be acquired by divine. Subject to the terms and conditions of the Combination Agreement and the Plan of Arrangement (the "Plan of Arrangement"), divine will acquire all of the outstanding Delano Common Shares, and Delano will survive the Combination as a wholly owned subsidiary of divine. In the Combination (the "Combination") and Arrangement (the "Arrangement"), each of the approximately 43,429,000 Delano Common Shares issued and outstanding immediately prior to the effective time of the transaction (the "Effective Time") will be converted into the right to receive 1.1870 shares of divine common stock. Eligible Canadian holders of Delano Common Shares may elect to receive, instead of divine common stock, 1.1870 shares of a newly created class of Delano stock that are exchangeable into divine common stock. The ratio of shares of divine common stock issuable per Delano Common Share is referred to as the "Exchange Ratio".

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        In accordance with Delano's stock option plans, Delano will accelerate the vesting of each outstanding option to purchase Delano Common Shares (each, a "Delano Option") with an exercise price that, when multiplied by the Exchange Ratio, is greater than the closing sale price of divine common stock on the trading day immediately prior to the date Delano sends out notice of such acceleration to the holders of Delano Options (each such Delano Option, an "Out-of-the-Money Option"), so that all Out-of-the-Money Options may be exercised prior to the Effective Time. To the extent that Out-of-the-Money Options are not exercised prior to the Effective Time, those Out-of-the-Money Options will terminate and expire immediately prior to the Effective Time. Each Delano Option that has not been cancelled, terminated, or duly exercised prior to the Effective Time will be exchanged for an option (a "Replacement Option") to purchase a number of shares of divine common stock determined by multiplying the number of Delano Common Shares subject to such Delano Option by the Exchange Ratio, at an exercise price equal to the exercise price per Delano Common Share divided by the Exchange Ratio. In addition, divine will make available options to purchase an aggregate of 2,750,000 shares of divine common stock for issuance to employees of Delano after the Effective Time. As of March 1, 2002, Delano had outstanding options to purchase an aggregate of approximately 6,700,000 Delano Common Shares, with exercise prices ranging from U.S.$0.11 to U.S.$17.00.

        The transaction is structured as a plan of arrangement under Canadian law, and is subject to customary closing conditions, regulatory and court approvals, as well as approval by Delano's shareholders. For more information regarding the terms and conditions of the Combination, including the consideration to be issued to Delano shareholders, reference is made to the Combination Agreement, which is filed as Exhibit 1 hereto and incorporated by reference herein.

        In connection with the execution of the Combination Agreement, certain shareholders of Delano entered into the Shareholder Agreement with divine pursuant to which these shareholders agreed to vote the Delano Common Shares beneficially owned by them (the "Shares") in favor of the adoption of the Combination Agreement and the approval of the Plan of Arrangement. As of March 12, 2002, the 5,711,078 Shares subject to the Shareholder Agreement represented in the aggregate approximately 13.2% of the total outstanding Delano Common Shares. However, this percentage will change monthly due to the periodic vesting of voting rights of certain of the Shares beneficially owned by Mr. Kapoor that are subject to the Shareholder Agreement. The Shareholder Agreement covers all Delano Common Shares beneficially owned by Mr. Kapoor, all of which are subject to a restricted share agreement between Mr. Kapoor and Delano. Under that agreement, Delano granted Mr. Kapoor 4,230,000 restricted Delano Common Shares, and Mr. Kapoor has the right to vote only those shares that are vested. As of March 12, 2002, 1,292,500 of those shares were vested. An additional 117,500 of those shares will vest under the restricted stock agreement on the first day of each month, up to the full grant of 4,230,000 Delano Common Shares. Pursuant to the Shareholder Agreement, Mr. Kapoor has agreed to subject to the obligations of the Shareholder Agreement all Delano Common Shares that he is entitled to vote. Consequently, divine will obtain the right to vote an additional 117,500 Delano Common Shares each month as shares vest under Mr. Kapoor's restricted stock agreement.

        Pursuant to the Shareholder Agreement, the Shareholders have agreed, at every Delano shareholders meeting or any other meeting of the shareholders, however called, and in any action by written consent of the shareholders of Delano to cause the Shares to be voted in favor of adoption and approval of the Combination Agreement and the Plan of Arrangement, the Combination, the Arrangement, and the transactions contemplated by the Combination Agreement and Plan of Arrangement, as the Combination Agreement and Plan of Arrangement may be modified or amended from time to time in a manner not adverse to the Shareholders. The Shareholders have further agreed not to vote any Shares in favor of any of the following (other than the Combination and the transactions contemplated by the Combination Agreement and Plan of Arrangement): (i) any Acquisition Proposal (as defined in the Combination Agreement), (ii) any merger, combination, consolidation, reorganization, recapitalization, sale of assets, liquidation, dissolution, or other business combination transaction involving Delano, (iii) any removal of members of the board of directors of Delano, (iv) any amendment to Delano's articles of incorporation, and (v) any other action that is

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inconsistent with the Combination Agreement or Plan of Arrangement, or that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage, or adversely affect the Combination, the Arrangement, or any of the transactions contemplated by the Combination Agreement, the Plan of Arrangement, or the Shareholder Agreement. The Shareholder Agreement terminates upon the termination of the Combination Agreement in accordance with its terms. As part of the Shareholder Agreement, the Shareholders delivered to divine an irrevocable proxy and a power of attorney granting divine the right to vote the Shares in the manner contemplated by the Shareholder Agreement described above.

        The purpose of the transactions under the Shareholder Agreement is to enable divine and Data Return to consummate the transactions contemplated under the Combination Agreement and Plan of Arrangement.

        (c). Not applicable.

        (d). Not applicable.

        (e). Other than as a result of the Combination described in Item 3 above, not applicable.

        (f). Not applicable.

        (g). Not applicable.

        (h) - (i). If the Combination is consummated as planned, the Delano Common Shares will be deregistered under the Securities Act of 1933 and cease to be authorized for quotation on the Nasdaq National Market and the Toronto Stock Exchange.

        (j). Other than as described above, the Reporting Person currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

        References to, and descriptions of, the Combination, the Combination Agreement, the Plan of Arrangement, and the Shareholder Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Combination Agreement and the Shareholder Agreement, included as Exhibits 1 and 2 respectively, to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b). As a result of the Shareholder Agreement, and subject to the restricted stock agreement described in Item 4 above, divine may be deemed to be the beneficial owner of 5,711,078 Delano Common Shares. Those Delano Common Shares constitute approximately 13.2% of the total issued and outstanding Delano Common Shares, based on the 43,429,694 Delano Common Shares outstanding as of March 12, 2002. divine may be deemed to have the sole power to vote the Shares with respect to those matters described above. However, divine (i) is not entitled to any other rights as a shareholder of Delano as to the Shares and (ii) disclaims any beneficial ownership of the Shares. divine does not have the power to dispose of the Shares.

        (c). To the knowledge of the Reporting Person, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

        (d). To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities of Delano.

        (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than the Combination Agreement and the exhibits thereto, including the Shareholder Agreement and the Plan of Arrangement and the exhibits thereto, to the knowledge of the Reporting Person, there

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are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Delano, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following documents are filed as exhibits:

  1.
  Combination Agreement, dated as of March 12, 2002, by and between divine, inc. and Delano Technology Corporation (incorporated herein by reference to Exhibit 2.1 to divine's Current Report on Form 8-K filed March 14, 2002 (the "Form 8-K")).

  2.
  Shareholder Voting Agreement, dated as of March 12, 2002, by and among divine, inc. and each of Carida Investments Inc., GHI Limited Partnership, and Vikas Kapoor.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 18, 2002

divine, inc.
By:	/s/ MICHAEL P. CULLINANE Michael P. Cullinane Executive Vice President, Chief Financial Officer, and Treasurer

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SCHEDULE A
Executive Officers and Directors of divine, inc.

        The following tables set forth the name, business address, and present principal occupation or employment of each executive officer and director of divine, inc. The business address of each executive officer is divine, inc., 1301 North Elston Avenue, Chicago, Illinois 60622.

EXECUTIVE OFFICERS

Name	Present Principal Occupation
Andrew J. Filipowski	Chairman of the Board and Chief Executive Officer
Michael P. Cullinane	Executive Vice President, Chief Financial Officer, Treasurer, and Director
Paul Humenansky	President, Chief Operating Officer, and Director
Ken Mueller	Senior Vice President of Finance and Controller
Jude M. Sullivan	Senior Vice President, Secretary, and General Counsel
Ed V. Szofer	President of divine Professional Services

DIRECTORS

Name and Business Address	Present Principal Occupation
Tommy Bennett Computer Associates International, Inc. One Computer Associates Plaza Islandia, NY 11749	Senior Vice President, Computer Associates International, Inc.
John A.Cooper 65 Enterprise Aliso Viejo, CA 92656	Managing General Partner, ThinkTank Holdings LLC
James E. Cowie Frontenac Company 135 South LaSalle Street, Suite 3800 Chicago, IL 60603	General Partner, Frontenac Company
Arthur W. Hahn Katten Muchin Zavis 525 West Monroe Street, Suite 1600 Chicago, IL 60661	Partner, Katten Muchin Zavis
J. Kevin Nater Dell Computer One Dell Way, MSC: 9005 Round Rock, TX 78682	Vice President, Dell Computer Corporation
Michael A. Forster Internet Capital Group, Inc. 552 Ravine Avenue Lake Bluff, IL 60044	Senior Partner of Operations, Internet Capital Group, Inc.
Thomas J. Meredith MSI Management 248 Addie Roy Road Austin, TX 78746	Chief Executive Officer, MSI Managment
John Rau Chicago Title Corporation 171 North Clark Street Chicago, IL 60601	Chairman of the Board, President, and Chief Executive Officer Chicago Title Corporation

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SIGNATURE
SCHEDULE A Executive Officers and Directors of divine, inc.
EXECUTIVE OFFICERS
DIRECTORS